                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                            Sunshine-Jr. Stores, Inc.
                                (Name of Issuer)


                          Common Stock, $.10 Par Value

                         (Title of Class of Securities)


                                   867830-10-1
                                 (CUSIP Number)


                              James E. Evans, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2536

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 26, 1995
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [X].

                               Page 1 of 10 Pages

    CUSIP NO. 867830-10-1         13D             Page 2 of 10 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              American Financial Group, Inc.             31-1422526
              American Financial Corporation             31-0624874

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio corporations

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

            SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
               - - -

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
               - - -

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

               - - -

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.0% (See Item 5)

    14    TYPE OF REPORTING PERSON*

              HC
              HC

    CUSIP NO. 867830-10-1         13D             Page 3 of 10 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Carl H. Lindner
              Carl H. Lindner III
              S. Craig Lindner
              Keith E. Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizens

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

            SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
               - - -

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
               - - -

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

               - - -

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.0% (See Item 5)

    14    TYPE OF REPORTING PERSON*

              IN

    Item 1. Security and Issuer.

            This Amendment No. 11 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III,
    S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on June 20, 1995, relative to the Common Stock, par value $.10 per share ("SJS Common Stock"), issued by Sunshine-Jr. Stores, Inc. ("SJS"). Items not included in this amendment are either not amended or are not applicable.

            Following the transaction described in Item 4 hereof, the Reporting Persons no longer beneficially own five percent or more of a class of SJS equity voting securities. Consequently, no further filings on Schedule 13D will be made unless such ownership level is exceeded.

    Item 4. Purpose of Transaction.

            On July 26, 1995, the Reporting Persons sold all 349,600 shares of SJS Common Stock beneficially owned by them to a subsidiary of E-Z Serve Corp. for $12 per share pursuant to a Shareholders' Agreement dated as of June 15, 1995.

    Item 5. Interest in Securities of the Issuer.

            Following the transaction described in Item 4 hereof, the Reporting Persons no longer beneficially owned any SJS equity voting securities.

            Except as set forth above, to the best knowledge and belief of the undersigned, no transactions involving SJS Common Stock have been effected during the past 60 days by the Reporting Persons or by American Financial's or AFC's directors or executive officers.

    Item 7. Material to be filed as Exhibits.

            (1)      Agreement   required  pursuant   to  Regulation  Section
                     240.13d-1(f)(1)   promulgated   under   the   Securities
                     Exchange Act of 1934, as amended.

            (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

            After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

    Dated:  August 1, 1995
                                      AMERICAN FINANCIAL GROUP, INC.


                                      By: James E. Evans
                                          James E. Evans, Senior Vice
                                            President and General Counsel

                                      AMERICAN FINANCIAL CORPORATION


                                      By: James C. Kennedy
                                          James C. Kennedy, Deputy General
                                            Counsel and Secretary

                                     Carl H. Lindner *
                                     Carl H. Lindner

                                     Carl H. Lindner III *
                                     Carl H. Lindner III

                                     S. Craig Lindner *
                                     S. Craig Lindner

                                     Keith E. Lindner *
                                     Keith E. Lindner

     *  James C. Kennedy
    By: James C. Kennedy
        Attorney-in-fact


    (SJS.#11)

    Exhibit 1
                                    AGREEMENT

        This Agreement executed this 7th day of April, 1995, is by and between American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

        WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

        WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation
    Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

        WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

        NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                      AMERICAN PREMIER GROUP, INC.
                                      AMERICAN FINANCIAL CORPORATION

                                      By: /s/ James E. Evans
                                        James E. Evans
                                        Vice President
                                            & General Counsel

                                      /s/ Carl H. Lindner
                                          Carl H. Lindner

                                      /s/ Carl H. Lindner III
                                          Carl H. Lindner III

                                      /s/ S. Craig Lindner
                                          S. Craig Lindner

                                      /s/ Keith E. Lindner
                                          Keith E. Lindner

    Exhibit 2


                                POWER OF ATTORNEY



        I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner
                                          Carl H. Lindner

                                POWER OF ATTORNEY



        I, Carl H. Lindner  III, do hereby  appoint James E. Evans and  James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner III
                                          Carl H. Lindner III

                                POWER OF ATTORNEY



        I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ S. Craig Lindner
                                          S. Craig Lindner

                                POWER OF ATTORNEY



        I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Keith E. Lindner
                                          Keith E. Lindner